DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Edward H. Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106

January 22, 2010

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E. – Mail Stop 4561

Washington, D.C. 20549

Attention: Melissa Feider

Re:	Extreme Networks, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2009
Filed on August 28, 2009

Dear Ms. Feider:

We are writing in response to the letter of comments (the “Comment Letter”) received by Extreme Networks, Inc., a Delaware corporation (the “Company”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated December 15, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 28, 2009 (the “Form 10-K”); File No. 000-25711. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is our response to the Staff’s comment.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 53

1. We note your tabular presentation of stock-based compensation in footnote (1) in your Consolidated Statements of Operations. We also note similar presentation in your Form 10-Q filed October 30, 2009. We do not believe such tabular presentation of the face of the Consolidated Statements of Operations complies with the guidance under SAB Topic 14F. Note that compliance with SAB Topic 14F permits disclosure of stock-based compensation information on the face of the Consolidated Statements of Operations in a tabular presentation absent a total amount for stock-based compensation. Tell us how you considered this guidance, including why you believe your current presentation does or does not comply with it.

As the Staff noted in their comment, SAB Topic 14F does not prohibit a disclosure of stock-based compensation that is included in each expense line item on the face of our Statement of Operations. Additionally, we respectfully note that there is nothing in SAB Topic 14F that precludes a presentation of total stock-based compensation expense. However, in response to the Staff’s comment, beginning with our quarterly report on Form 10-Q for the three months ended December 27, 2009 and going forward, we will remove the total line of the stock-based expenses in the tabular presentation on our Consolidated Statements of Operations in both the condensed consolidated financial statements and the selected financial data sections of the filings.

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

January 22, 2010

Page Two

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 56

2. We note the Company transitioned from recognizing revenue in accordance with the principles of SAB 104 and EITF 00-21 to SOP 97-2 in the first quarter of fiscal 2009 and vendor specific objective evidence (“VSOE”) for multiple elements is established based upon separate sales. Please describe the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements (i.e., maintenance, professional, and training services) in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. In your response, please tell use the volume of stand alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment. Finally, please describe what you consider to be warranty services (i.e., accounted for under SFAS5 and/or FTB 90-1) and what you consider to be post-contract services (i.e., accounted for under SOP 97-2) in your arrangements.

Pursuant to the adoption of SOP 97-2, we established the existence of vendor-specific objective evidence of fair value (“VSOE”) for all undelivered elements in order to apply the residual method of revenue recognition for our delivered elements in a multiple element arrangement. We established VSOE of fair value for the stand-alone sales of each of our service elements (support service agreements, professional service engagements, and training classes or certification tests) based on a bell-shaped curve approach. We concluded that VSOE of fair value was established because a substantial majority of stand-alone service transactions were contained within a reasonably narrow range of plus or minus 15% of the midpoint of the range. Using the previous twelve months of stand-alone transactions, we evaluate within a one month lag from the end of each quarter whether or not we have maintained VSOE of fair value for each of our service elements using the same bell-shaped curve methodology.

We establish VSOE of fair value for each of our services based on the discount from the list price of the service. List prices are maintained on a geographic basis for each of our services and are changed infrequently by a formal management process. Our contractual terms establish the discounts received by our distributors, resellers, and end users with whom we have negotiated a purchase agreement. Factors that affect our discounting are primarily channel delivery-related and geographic, not purchase volume or customer type.

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

January 22, 2010

Page Three

VSOE of Fair Value for Support Service Agreements

For VSOE of fair value for our support service agreements, we stratify our service renewal transactions by geographic region and by delivery method, either vendor-delivered service or reseller-delivered service, consistent with our pricing of support service agreements. We discount the standard list price on support service agreements in accordance with the contractual requirements for our level of participation in the delivery of the service.

We currently offer the following support service methods, which are identical to our stratification of renewal transactions: ExtremeWorks (vendor-delivered service), PartnerWorks Lite (reseller delivers Level 1 service), PartnerWorks (reseller delivers Level 1 and Level 2 service), and PartnerWorks Plus (reseller delivers Level 1 and Level 2 service and provides repair parts and spare products). Consistent with other companies in the high tech industry, Level 1 represents customer call disposition, while Level 2 represents technical troubleshooting.

The following table summarizes the volume of support service renewal transactions and percentage of renewal transactions falling within a narrow range. This data is from our VSOE of fair value analysis performed for the rolling twelve month period ended June 28, 2009. We have concluded that we have maintained VSOE of fair value for our support service agreements because a substantial majority of the renewal transactions fall within a narrow range.

	Geographic Stratification
Channel/ Performance responsibility	A	B	C	D
ExtremeWorks
Compliance %	91%	88%	71%	88%
Volume of Transactions	7,630	961	21	8

PartnerWorks Lite
Compliance %	n/a	100%	n/a	n/a
Volume of Transactions	0	5	0	0

PartnerWorks
Compliance %	91%	86%	100%	n/a
Volume of Transactions	566	708	2	0

PartnerWorks Plus
Compliance %	87%	90%	93%	88%
Volume of Transactions	1,029	4,422	1,553	269

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

January 22, 2010

Page Four

Stratification:

A: Americas, Australia, and New Zealand

B: EMEA, South America

C: China, Japan, India, Hong Kong

D: Korea, Taiwan

VSOE of Fair Value for Professional Services

We establish VSOE of fair value for our professional services based on the discounts granted on the internal list pricing of stand-alone sales of such service engagements. Less than 10% of our engagements are priced on a Time& Expense basis; the remaining engagements are Fixed Price arrangements. We price our professional services engagements using a standard pricing template with standard labor categories and corresponding internal list price hourly rates for the estimated total engagement hours. Labor rates are set by geographic region. The engagement template’s calculated list price is compared to the final negotiated fixed price of the engagement to derive the discount. The derived discounts for all standalone engagements are included in our VSOE population; we exclude linked transactions in which professional services are bid at or near the same time that products are sold to the same customer purchasing the services. We also compare the actual hours for completed engagements to the bid hours to validate that our labor hour estimations are accurate and that they provide a reliable basis for VSOE evaluation.

Although our labor rates vary by geographic region, our discounting is consistent worldwide and thus worldwide sales of professional services are not stratified. The following table summarizes the volume of professional service engagement transactions and the percentage of such transactions falling within a narrow range. This data is from our VSOE of fair value analysis performed for the rolling twelve month period ended June 28, 2009. We have concluded that we have maintained VSOE of fair value for our professional service engagements because a substantial majority of the standalone transactions fall within a narrow range.

Professional Services
Compliance %	93%
Volume of Engagements	147

VSOE of Fair Value for Training Classes and Certification Tests

We establish VSOE of fair value for our training classes and certification tests based on the discounts granted on the published list price of our stand-alone sales of these services. Our discounting and therefore, our segmentation, vary by channel into which the training or testing

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

January 22, 2010

Page Five

voucher is sold. Although our list pricing varies by geographic region, our discounting is consistent worldwide; thus, sales of training classes and certification tests are not stratified by region. The following table summarizes the volume of training class and certification test transactions and the percentage of such transactions falling within a narrow range. This data is from our VSOE of fair value analysis performed for the rolling twelve month period ended June 28, 2009. We have concluded that we have maintained VSOE of fair value for our training classes and certification tests because a substantial majority of the standalone transactions fall within a narrow range.

Training/Certification Tests
Distributor Channel
Compliance %	90%
Volume of Transactions	215

Reseller Channel and Direct Sales
Compliance %	97%
Volume of Transactions	126

Warranty Services

Our warranty services are accounted for under SFAS 5, Accounting for Contingencies, and provide for the repair or replacement of product materials or workmanship defects under normal use for a stated period of time, depending on the product classification. Our warranty also entitles customers to sustaining software releases, which correct errors (“bug fixes”) in our operating system software when the product does not substantially conform to our published specifications. We accrue the costs of repair and replacement based on historical failure rates and the associated costs to repair or replace the expected number of warranty units for the relevant installed base. Pursuant to our adoption of SOP 97-2, we no longer apply the provisions of FTB 90-1 to multiple-element arrangements.

Our post-contract services (“PCS”) are accounted for under SOP 97-2. In accordance with our standard support service agreements, we provide access to telephone and internet technical support, rapid exchange of failed hardware units, repair and replacement of products that are no longer covered by our warranty, and upgrades and updates to our operating system software.

*     *     *     *

United States Securities and Exchange Commission

Re: Extreme Networks, Inc.

January 22, 2010

Page Six

We hope that the foregoing satisfactorily responds to each of the comments set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (650) 833-2073.

Very truly yours,

DLA Piper LLP (US)

/s/ Edward H. Batts
Edward H. Batts
Partner

Admitted to practice in California